Exhibit 99.1

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

January 12, 2011	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

ADDITIONAL GOLD RESULTS FROM OJVG’S RESOURCE EXPANSION DRILLING PROGRAM INCLUDE DEEPEST INTERSECTIONS TO DATE

HIGHLIGHTS

  46.04 g/t Gold over 11 metres (396 to 407 metres) in DH-927 at Golouma West represents one of the highest “grade x thickness” intervals drilled thus far

  Two mineralized zones of 5.54 g/t Gold over 8 metres (558 to 566 metres) and 12.2 g/t Gold over 8 metres (590 to 598 metres) in DH-928 at Golouma West represent the deepest drill intersections thus far

  Additional New Drill Results include:

o	8.79 g/t Gold over 13 metres at Golouma West

o	8.90 g/t Gold over 7 metres at Golouma South

o	9.52 g/t Gold over 6 metres at Masato

o	3.95 g/t Gold over 15 metres at Masato

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide a further update to its drilling program at the OJVG Gold Project (the “Project”) in eastern Sénégal, West Africa. Drilling in the latter part of 2010 focused on resource and reserve expansion with particular emphasis (1) on Golouma Style higher grade gold deposits, and (2) on initial definition drilling of higher grade gold potential beneath the proposed open pit at the Masato deposit.

Chet Idziszek, President and CEO of Oromin, stated, “Results from our deepest drilling to date at Golouma West have confirmed excellent continuity of robust grades and favourable widths. Drilling has confirmed mineralization in multiple zones to at least 600 metres in depth, which is more than twice the average depth of 250 metres to which the reserves were calculated in the July 2010 Feasibility Study. Based on our drilling to date, all of the mineralized zones at the Golouma Style deposits remain open to depth and along strike.”

The new drill results, along with those previously reported in Oromin’s December 1 and December 15, 2010 news releases are listed below and detailed with included intervals in Appendix A. These drill results further confirm the continuity of mineralization and increasing expansion potential for those higher grade Golouma Style deposits down-dip and below the limits of the resource/reserve block model used for the July 2010 Feasibility Study. The reserves from the Golouma Style Deposits in the July 2010 Feasibility totalled 960,000 ounces (7.4 million tonnes at 4.06 g/t Au) while indicated resources totalled 1.2 million ounces (10.5 million tonnes at 3.59 g/t Au) and an additional 149,000 inferred ounces (1.1 million tonnes at 4.15 g/t Au) – See our July15, September 22 and November 18, 2010 News Releases and our November 9, 2010 Short Form Prospectus for details.

Of particular note are drill holes DH-925, DH-927, DH-928, DH-932 and DH-935 which represent some of the deepest intersections to date at the Golouma West deposit. DH-927 intersected 46.04 g/t gold over 11 metres at 396 metres representing one of the highest “grade x thickness” intervals from drilling thus far. Hole DH-928 intersected two gold zones at depth, 5.54 g/t gold over 8 metres at 558 metres and the deepest drill intersection to date, 12.2 g/t gold over 8 metres at 590 metres. Assay highlights from drilling include:

New Results	Previously Reported
Golouma South	Kerekounda
8.90 g/t Au over 7 m in DH-929	4.13 g/t Au over 14 m in DH-896
10.05 g/t Au over 14 m at in DH-900
Golouma West	6.90 g/t Au over 7 m in DH-903
9.78 g/t Au over 3 m in DH-919	21.20 g/t Au over 2 m in DH-908
4.36 g/t Au over 16 m in DH-925	Golouma West
46.04 g/t Au over 11 m in DH-927	5.41 g/t Au over 19 m in DH-901
5.54 g/t Au over 8 m in DH-928	26.87 g/t Au over 4 m in DH-905
12.20 g/t Au over 8 m in DH-928	17.14 g/t Au over 14 m in DH-915
8.77 g/t Au over 5 m in DH-924

At the Masato Deposit, new results from mineralized zones below the proposed open pit continue to confirm and extend the zones of higher grade gold mineralization potentially amenable to underground mining. The Masato Deposit mineralization will be modelled as a combined Open Pit and Underground operation for the planned resource and reserve updates scheduled in Q1 and Q2 of 2011 respectively.

Key results from Masato expansion drilling include: (see Appendix B for included intervals)

New Results	Previously Reported
2.09 g/t Au over 11 m in DH-916	6.94 g/t Au over 31 m in DH-895
4.38 g/t Au over 7 m in DH-918	2.44 g/t Au over 41 m in DH-897
2.09 g/t Au over 21 m in DH-918	2.41 g/t Au over 16 m in DH-899
3.90 g/t Au over 16 m in DH-921	4.12 g/t Au over 37 m in DH-906
3.95 g/t Au over 15 m in DH-922	8.02 g/t Au over 10 m in DH-906
9.52 g/t Au over 6 m in DH-926	2.79 g/t Au over 15 m in DH-909
2.87 g/t Au over 9 m in DH-930	6.52 g/t Au over 5 m in DH-913

The 2011 exploration drilling program has commenced and the planned Q1 resource update is now underway.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Appendix A

Golouma Style Deposits
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
GOLOUMA SOUTH	DH-929	53129N/14953E	114/-65	240-247 incl.245-246 254-256	7 1 2	8.90 29.70 6.11
GOLOUMA WEST	DH-919	53307N/14654E	015/-80	383-386 incl.384-385 394-400	3 1 6	9.78 22.70 3.40
	DH-925	53280N/14625E	015/-70	386-402 incl.386-392	16 6	4.36 8.14
	DH-927	53279N/14625E	015/-75	396-407 incl.396-399 incl.398-399	11 3 1	46.04 161.31 434.60
	DH-928	53819N/14379E	215/-65	204-210 incl.204-205 558-566 incl.561-564 590-598 incl.593-596	6 1 8 4 8 3	2.43 7.82 5.54 7.78 12.20 26.91
	DH-932	53290N/14614E	015/-75	412-425 incl.412-417 incl.414-415	13 5 1	8.79 16.78 45.76
	DH-934	53803N/14333E	208/-76	224-229	5	6.72
	DH-935	53290N/14314E	015/-80	429-438 incl.429-434 incl.433-434	9 5 1	5.90 9.10 24.14
	RC-817	53682N/14298E	099/-67	155-171 incl.157-166 incl.157-159 and 163-165	16 9 2 2	6.52 9.87 15.79 15.46
	DH-905*	53784N/14202E	128-62	55-56 142-144 280-284 incl.280-281 and 283-284	1 2 4 1 1	7.15 5.01 26.87 50.05 55.23
	DH-910*	53239N/14646E	015/-70	413-418	5	2.53
	DH-911*	53262N/14699E	015/-70	373-378	5	2.20
	DH-915*	53307N/14654E	015/-75	354-368 incl.354-356 and 361-363	14 2 2	17.14 39.15 63.52

Appendix A (continued)

Golouma Style Deposits
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
	DH-915*	53307N/14654E	015/-75	354-368 incl.354-356 and 361-363	14 2 2	17.14 39.15 63.52
	DH-924*	53753N/14368E	213/-69	196-201 incl.196-198 337-344 411-438 incl.411-422 incl.414-419 incl.414-415 451-454	5 2 7 27 11 5 1 3	8.77 15.74 1.78 7.68 15.27 26.95 50.70 3.58
	DH-901*	53781N/14204E	144/-64	195-199 incl.198-199 315-350 incl.324-343 and 324-330	4 1 35 19 6	2.90 6.86 4.03 5.41 7.66

KEREKOUNDA	DH-903*	54445N/15344E	055/-71	326-333 342-344	7 2	6.90 7.17
	DH-908*	54416N/15349E	055/-71	328-330 incl.328-329	2 1	21.20 41.36
	DH-896*	54484N/15298E	055/-78	124-125 363-377 incl.363-369	1 14 6	13.75 4.13 8.26
	DH-900*	54461N/15311E	055/-71	334-348 incl.337-341 incl.339-340	14 4 1	10.05 29.85 67.76

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The interval from 411 to 438 in DH-924 has 5 metres of interval dilution below the 1.0 g/t gold cut-off level. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Appendix B

Masato Deposit Results
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
MASATO	DH-916	59618N/14428E	115/-67	161-172 incl.168-171 235-244 incl.241-244	11 3 9 3	2.09 4.02 1.73 3.40
	DH-918	59581N/14447E	115/-67	191-198 206-228 incl.206-214	7 22 8	4.38 2.01 3.30
	DH-921	59613N/14451E	118/-67	204-220 incl.206-212 incl.206-208	16 6 2	3.90 6.41 12.69
	DH-922	59593N/14425E	115/-67	170-177 incl.171-173 227-242 incl.227-236 incl.227-228	7 2 15 9 1	2.70 6.19 3.95 6.23 30.28
	DH-926	59568N/14513E	115/-67	50-52 66-72 99-109 incl.99-101	2 6 10 2	4.00 9.52 1.73 4.79
	DH-930	59562N/14530E	115/-67	55-64 incl.55-59	9 4	2.87 5.63
	DH-902*	59452N/14436E	115/-82	186-196 incl.186-189 202-205 267-280 incl.267-270	10 3 3 13 3	2.49 4.24 1.78 2.27 4.25
	DH-904*	59432N/14420E	115/-60	157-161 184-193 incl.184-186	4 9 2	2.28 2.16 4.70
	DH-906*	59432N/14420E	115-70	207-244 incl.211-229 incl.223-229 incl.226-228 264-274 incl.271-272	37 18 6 2 10 1	4.12 7.04 14.57 35.53 8.02 55.21
	DH-909*	59432N/14420E	115/-76	237-241 249-268 incl.252-255	4 19 3	1.70 2.00 4.02

Appendix B (continued)

Masato Deposit Results
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
				and 266-268 282-297 incl.282-292 incl.282-285	2 15 10 3	4.49 2.79 3.38 4.18
	DH-913*	59648N/14465E	115/-77	169-174 180-182 220-228	5 2 8	6.52 4.60 2.42
	DH-894*	59530N/14422E	115/-80	190-209 incl.204-208 252-268 incl.253-256	19 4 16 3	1.06 2.06 1.94 4.18
	DH-895*	59509N/14422E	115/-73	110-123 incl.115-119 incl.115-116 163-194 incl.163-167 and 178-194 incl.181-189 incl.182-183	13 4 1 31 4 16 8 1	1.80 3.29 9.12 6.94 9.71 9.95 17.11 49.04
	DH-897*	59444N/14490E	115/-68	62-65 103-112 incl.109-112 125-166 incl.129-130 and 137-143 incl.139-141	3 9 3 41 1 6 2	5.49 1.84 3.60 2.44 36.11 4.84 10.50
	DH-899*	59444N/14490E	115/-82	114-120 Incl.118-119 185-201 Incl.185-189 216-242 Incl.222-231 Incl.223-224	6 1 16 4 26 9 1	1.76 6.05 2.41 4.61 2.04 3.64 16.87

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 4 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.